Filed by CFS Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: CFS Bancorp, Inc.
Commission File Number: 000-24611

Citizens Financial Bank provided the following letter to its clients beginning on May 13, 2013:

May 13, 2013

Dear Valued Client:

I am excited to announce that Citizens Financial Bank is planning to join First Merchants Bank.

On May 13, 2013, a definitive agreement was signed between First Merchants Corporation and CFS Bancorp.  As a result of this merger, First Merchants ($4.3 billion) and Citizens ($1.1 billion) would have combined assets of $5.4 billion.

Through this combination, we intend to provide you with expanded products and services, along with more banking centers and ATMs. Our new partnership would provide you with nearly 100 banking locations throughout 26 Indiana counties, as well as two counties in both Illinois and Ohio, along with a multi-line insurance company and a full service trust company.

First Merchants is one of the largest financial services holding companies in Indiana, headquartered in Muncie. For more than 120 years, they have been providing trusted advice and counsel to clients and communities like ours. In fact, we are already neighbors, as their DeMotte location is just 20 miles from both our Crown Point and Valparaiso banking centers. They have a solid balance sheet, a history of earnings, and most importantly they recognize that banking is a personal, personal business.

Our companies are similar; both have deep roots in community banking and both are committed to local delivery of exceptional service. Both banks believe in building deep, lifelong relationships with our clients and in being part of the fabric of the communities we serve. We sincerely believe that the combination of our shared core values and client-centric approach will prove to be mutually beneficial to our clients, employees, shareholders and communities.

We plan for the partnership to be official in the fourth quarter of this year, assuming we receive the required shareholder and bank regulatory approvals. We are excited and proud of our intention to take the First Merchants name, but more importantly, we are proud to have the opportunity to have you as our trusted and valued client. By combining Citizens Financial with First Merchants, we can bring you even more products and services while maintaining the legacy of real community banking that you expect and deserve.

Although we would be a much larger company, the people who serve you would not change. You would see the same employees at your neighborhood banking centers, providing you with the high performing service and advice you have become accustomed to. It is our pledge to continue to provide the same personal, personal banking experience, from the same great people you know and trust.

We will be following up with additional information regarding our combination with First Merchants, as well as with details regarding your current products and services.  If you have any questions or concerns about this exciting news, please do not hesitate to contact me or any of our banking professionals directly for more information.

On behalf of the entire Citizens Financial Bank team, we thank you for your loyalty and business, and we look forward to supporting your personal and business financial needs now and in the future.

Personally yours,

Daryl D. Pomranke

President & CEO, Citizens Financial Bank

PS. For additional information about First Merchants, I encourage you to visit their website at www.firstmerchants.com.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.   Such forward-looking statements can often, but not always, be identified by the use of words like “believe”, “continue”, “pattern”, “estimate”, “project”, “intend”, “anticipate”,  “expect” and similar expressions or future or conditional verbs such as “will”, “would”,  “should”,  “could”,  “might”, “can”, “may”, or similar expressions. These forward-looking statements include, but are not limited to, statements relating to the benefits of the proposed merger (the “Merger”) between First Merchants Corporation (“First Merchants”) and CFS Bancorp, Inc. (“Citizens”), including future financial and operating results, cost savings, enhanced revenues, and accretion/dilution to reported earnings that may be realized from the Merger, as well as other statements of expectations regarding the Merger, and other statements of First Merchants’ goals, intentions and expectations; statements regarding the First Merchants’ business plan and growth strategies; statements regarding the asset quality of First Merchants’ loan and investment portfolios; and estimates of First Merchants’ risks and future costs and benefits, whether with respect to the Merger or otherwise.

These forward-looking statements are subject to significant risks, assumptions and uncertainties that may cause results to differ materially from those set forth in forward-looking statements, including, among other things: the risk that the businesses of the First Merchants and Citizens will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame; revenues following the Merger may be lower than expected; customer and employee relationships and business operations may be disrupted by the Merger; the ability to obtain required governmental and stockholder approvals, and the ability to complete the Merger on the expected timeframe; possible changes in economic and business conditions; the existence or exacerbation of general geopolitical instability and uncertainty; the ability of First Merchants and Citizens to integrate recent acquisitions and attract new customers; possible changes in monetary and fiscal policies, and laws and regulations; the effects of easing restrictions on participants in the financial services industry; the cost and other effects of legal and administrative cases; possible changes in the credit worthiness of customers and the possible impairment of collectability of loans; fluctuations in market rates of interest; competitive factors in the banking industry; changes in the banking legislation or regulatory requirements of federal and state agencies applicable to bank holding companies and banks like First Merchants’ affiliate banks; continued availability of earnings and excess capital sufficient for the lawful and prudent declaration of dividends; changes in market, economic, operational, liquidity, credit and interest rate risks associated with the First Merchants’ business; and other risks and factors identified in each of First Merchants’ filings with the Securities and Exchange Commission.

First Merchants does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this presentation or news release.  In addition, First Merchants’ and Citizens’ past results of operations do not necessarily indicate either of their anticipated future results, whether the Merger is effectuated or not.

ADDITIONAL INFORMATION

The proposed Merger will be submitted to First Merchants’ and Citizens’ stockholders for their consideration.  In connection with the proposed Merger, First Merchants will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement for First Merchants and Citizens and a Prospectus of First Merchants, as well as other relevant documents concerning the proposed transaction.  STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE CORRESPONDING PROXY STATEMENT AND PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, TOGETHER WITH ALL AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY ALL CONTAIN IMPORTANT INFORMATION.  Once filed, you may obtain a free copy of the Proxy Statement and Prospectus, when they become available, as well as other filings containing information about First Merchants and Citizens, at the SEC’s Web Site (http://www.sec.gov).  You may also obtain these documents, free of charge, by accessing First Merchants’ Web site (http://www.firstmerchants.com) under the tab “Investors,” then under the heading “Financial Information,” and finally under the link “SEC Filings,” or by accessing Citizens’ Web Site (http://www.mybankcitizens.com) under the “Investor Relations” tab, then under the “Financial Documents” tab, and finally under the link “SEC Filings.”

First Merchants and Citizens and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of First Merchants and Citizens in connection with the proposed Merger.  INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF FIRST MERCHANTS IS SET FORTH IN THE DEFINITIVE PROXY STATEMENT FOR FIRST MERCHANTS’ 2013 ANNUAL MEETING OF SHAREHOLDERS FILED WITH THE SEC ON MARCH 29, 2013 AND FIRST MERCHANTS’ ANNUAL REPORT ON FORM 10-K FILED ON MARCH 15, 2013.  INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF CITIZENS IS SET FORTH IN THE DEFINITIVE PROXY STATEMENT FOR CITIZENS’ 2013 ANNUAL MEETING OF SHAREHOLDERS FILED WITH THE SEC ON APRIL 2, 2013.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement and Prospectus regarding the proposed Merger when they become available.  Free copies of these documents may be obtained as described in the preceding paragraph.